Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

November 26, 2002

02060997

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope. Please note that our office has moved and is now located at the address reflected above.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Sincerely yours,

Donna Balon

Donna Balon
Vice President

dlw 1/13

v\mb\ltr\Sec12.doc

SEC MAIL PROCESSING
RECEIVED
DEC 02 2002
WASH. D.C. 155 SECTION

Not for distribution in or into the United States, Canada, Japan and Australia

Man Group plc ("Man Group")

8 November 2002

Exercise of Over-Allotment Option

Further to the announcement on 7 November 2002 regarding the completion of a convertible bond issue by Man Group, Man Group is pleased to announce that Merrill Lynch International has today exercised the over allotment option of £50,000,000 principal amount of the Bonds.

For further information please contact:

Man Group plc 020 7285 3000

Stanley Fink
Peter Clarke

STABILISATION/FSA

This press release has been issued by Man Group and has been approved for the purposes of Section 21 of the Financial Services and Markets Act 200 by Merrill Lynch International. Merrill Lynch International are acting for Man Group and on one else in connection with the offer of the Bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

This announcement is not an offer of securities for sale into the United States or elsewhere. The securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such terms is defined in Regulation S under the U.S. Securities Act of 1933 as amended) unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

Not for distribution in or into the United States, Canada, Japan and Australia.